Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

April 8, 2025

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	James Lopez
Tonya Aldave
John Spitz
Michael Henderson

Re:	Chime Financial, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted March 28, 2025
CIK No. 0001795586
Ladies and Gentlemen:
On behalf of our client, Chime Financial, Inc. (“Chime” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 3, 2025, relating to the above referenced Amendment No. 4 to Draft Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, we are submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Amendment No. 5”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement) and as specifically noted, all page references herein correspond to the pages of Amendment No. 4.

AUSTIN     BEIJING     BOSTON     BOULDER     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO
SALT LAKE CITY     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

U.S. Securities and Exchange Commission April 8, 2025 Page 2
Amendment No. 4 to Draft Registration Statement on Form S-1
General
1.It appears that your two co-founders will control the company after the initial public offering. Please clarify if you will be deemed a controlled company under the listing standard and, if so, identify any exemptions you plan to take advantage of.
The Company respectfully advises the Staff that it does not expect to be a “Controlled Company” within the meaning of Rule 5615(a)(7) of the Listing Rules of the Nasdaq Stock Market (the “Nasdaq Listing Rules”) after the offering, as the Company expects that no individual, group, or other company will hold more than 50% of the voting power for the election of directors. For the avoidance of doubt, the Co-Founders have not entered into a voting agreement or otherwise agreed to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company; accordingly, they will not constitute a “group” for purposes of Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the Nasdaq Listing Rules after the offering. Notwithstanding the foregoing, the Company acknowledges that, if (i) a Triggering Event occurs and one of the Co-Founders acquires voting control of the shares of Class B common stock held by the other Co-Founder as a result of the Founder Voting Proxy (as defined in the Company’s amended and restated certificate of incorporation to be filed in connection with the initial public offering) and (ii) the one Co-Founder holding the Founder Voting Proxy has voting control over more than 50% of the outstanding voting power of the Company, then the Company could, at that time, be a “Controlled Company.” We note for purposes of clarity that the Founder Voting Proxy is only effective after a Triggering Event occurs. Accordingly, the Company has revised the language on page 60 to include a risk factor to address this possibility.
2.We note the testimonials, for example beginning on page 130. Please tell us how you identified the individuals you are highlighting in the testimonials. Consider revised disclosure as necessary to ensure the presentation is balanced and accurately places the information in context.
The Company respectfully advises the Staff that it has revised the disclosure on page ii to address the Staff’s comment. The Company further advises the Staff that the Company conducted interviews with a group of members who met the criteria described in Amendment No. 5. The testimonial interviews covered a broad set of questions related to financial planning, financial goals, experience with Chime, and experience with prior banks or financial institutions. From those interviewed, the Company ultimately selected the members included in the Registration Statement because their interviews highlighted a breadth of topics relating to the Company and its competitive landscape.

U.S. Securities and Exchange Commission April 8, 2025 Page 3
Glossary of Terms, page ii
3.We note the addition of three new products, Chime+, Instant Loans, and Chime Workforce. Please revise or advise us why the glossary does not include a short description of these products, similar to the description of your other products.
The Company respectfully advises the Staff that it has revised the disclosure on pages iii and iv to address the Staff’s comment.
Prospectus Summary, page 1
4.We note the reference to the co-founders "individually or together" being able to determine or significantly influence any action requiring the approval of your stockholders. Please revise here and where appropriate to clarify how the relevant documents and parties would resolve potential conflicts in the event there are disagreements between the co-founders.
The Company respectfully advises the Staff that it has revised the disclosure on pages 13, 59, and 239 to address the Staff’s comment. The Company further advises the Staff that, as a result of the Company’s capital structure, either of the Co-Founders individually will have the ability to significantly influence any action requiring the approval of the Company’s stockholders, and together the Co-Founders will hold a majority of the voting power of the Company’s outstanding capital stock upon completion of the offering. However, the Co-Founders have not entered into a voting agreement or otherwise agreed to act together for the purpose of acquiring, holding, voting, or disposing of equity securities of the Company and they will not constitute a “group” for purposes of Rule 13d-5(b) of the Exchange Act after the offering. Each of the Co-Founders will vote in his own discretion on all matters.
Chime Workplace, page 161
5.We note your discussion of the new product, entitled Chime Workplace. Please provide additional details about this product, specifically to clarify the benefits and material risks, and to explain what you mean by your statement that it is a "platform that was created to simplify benefits administration while boosting employee participation and provide aggregated and measurable insights into the financial health of their employees." Currently it is difficult to understand what is meant by "an employee financial wellness solution."
The Company respectfully advises the Staff that it has revised the disclosure on page 163 to address the Staff’s comment. The Company believes the primary benefits of Chime Enterprise, including Chime Workplace, relate to attracting new Active Members, as disclosed on pages 96, 97, and 153. The Company has revised its disclosure on page 22 to address risks to the Company with respect to Chime Enterprise.

U.S. Securities and Exchange Commission April 8, 2025 Page 4
Business
Bank Partnerships, page 208
6.We note your response to prior comment 8. We also note media articles presenting available APY based on certain features, including 2% for standard users who do not choose direct deposit. We also note your website refers to a "3.75% APY on a high-yield savings account." Please revise or advise why these rates, or ranges of recent rates made available to your members, are not material.
The Company respectfully advises the Staff that the range of interest rates offered on high yield savings accounts from 2022 to 2024 was disclosed on page 158 of the Registration Statement. The Company further advises the Staff that it has supplemented the disclosure on page 160 to address the Staff’s comment.
Description of Capital Stock, page 222
7.Please disclose the percentage of outstanding Class B shares your co-founders must keep to continue to control the outcome of matters submitted to shareholders for approval.
The Company respectfully advises the Staff that it has revised the disclosure on pages 59 and 239 to address the Staff’s comment.
8.Please revise Conversion of Class B Common Stock and where appropriate to explain the conversion features and the goal of these provisions in plain English. Currently the legalese, defined terms such as “Triggering Founder,” and embedded lists make the information difficult to understand. Please clarify the sunset provisions that limit the lifespan of the high-vote class B shares. Also with respect to the high-vote Class B shares, please revise the risk factor on page 59 or where appropriate to describe the dilution and related risks to investors in the event of any future issuances of high-vote Class B shares.
The Company respectfully advises the Staff that it has revised the disclosure on pages 59, 60, 236, and 237 to address the Staff’s comment.
*****

U.S. Securities and Exchange Commission April 8, 2025 Page 5
Please direct any questions regarding the Company’s responses or the Amendment No. 5 to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Christopher Britt, Chime Financial, Inc.
Matthew Newcomb, Chime Financial, Inc.
Adam Frankel, Chime Financial, Inc.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.
Gordon W. Grafft, Wilson Sonsini Goodrich & Rosati, P.C.

David K. Lam, Wachtell, Lipton, Rosen & Katz
Steven R. Green, Wachtell, Lipton, Rosen & Katz

Byron B. Rooney, Davis Polk & Wardwell LLP
Marcel R. Fausten, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP

Peter Choi, Ernst & Young LLP